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                                  EXHIBIT 99.2

September 7, 2001



Dear Fellow Shareholder:

On July 31, 2000 MainStreet Bankshares, Inc. (previously known as Smith River Bankshares, Inc.) completed an initial public offering of common stock which raised $6,893,680 in new capital. Smith River Community Bank, N.A., a wholly-owned subsidiary of MainStreet Bankshares, Inc. opened for business in Martinsville, Virginia on July 24, 2000. Thus far Smith River Community Bank, N.A. has exceeded original projections for loans, deposits and asset size to date, although we can give no assurance that it will continue to do so. We are hopeful that we can continue to grow towards profitability.

In the Fall of 2000 the combined boards of directors of MainStreet BankShares, Inc. and Smith River Community Bank, N.A. decided to investigate the feasibility of MainStreet BankShares, Inc. entering the Franklin County market. The board of directors' interest in Franklin County was stimulated by the following factors among others:

     .    A strong desire to diversify the company's market;
     .    Franklin County's economy and population base are growing;
     . Larry A. Heaton's track record and ability to organize and become President and CEO of the new Franklin Community Bank, N.A. Mr. Heaton successfully operated the Bank of Ferrum in the Franklin County market from 1991 to 1999 and has been a local Banker for twenty-two (22) years.

Consequently, the board of directors of MainStreet BankShares, Inc. engaged Larry A. Heaton as a consultant to select a group of individuals from Franklin County to serve as organizing directors of a new bank to be headquartered in Rocky Mount, Virginia. Mr. Heaton and the organizers filed an application with the Office of the Comptroller of the Currency for a bank charter on June 7, 2001. If this stock offering is successful and we receive required regulatory approvals, we will open. This new Franklin County bank will be a wholly-owned subsidiary of MainStreet BankShares, Inc.

As a charter shareholder of MainStreet BankShares, Inc., we wish to give you an early opportunity to increase your investment in MainStreet BankShares, Inc. and support our

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efforts to organize Franklin Community Bank, N.A. Enclosed is a prospectus for the sale of additional common stock of MainStreet BankShares, Inc. The proceeds will be used to organize and capitalize the Franklin Community Bank, N.A. If after reading the prospectus you wish to make an additional investment, simply follow the instructions for doing so. If you have questions, please contact Larry A. Heaton at (540) 489-3400 or C. R. McCullar or Francia Brown at (540) 632-8054.

Sincerely,

/s/ Larry A. Heaton                     /s/ C. R. McCullar


Larry A. Heaton                         C. R. McCullar
Organizing Director                     President and CEO
Franklin Community Bank, N.A.           MainStreet Bankshares, Inc.